                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                                 MEDIMMUNE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584699102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------

                                    COPY TO:

                             DANIEL L. GOELZER, ESQ.
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20006
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  MARCH 6, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  CUSIP No.       584699102
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.    BB BIOTECH AG

          I.R.S. Identification Nos. of above persons (entities only). NOT APPLICABLE: FOREIGN CORPORATION

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only

     4.   Source of Funds                WC
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization      SWITZERLAND
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  Number of         7.    Sole Voting  Power                  0
  Shares Bene-            ------------------------------------------------------
  ficially by       8.    Shared Voting Power                 3,818,000
  Owned by Each           ------------------------------------------------------
  Reporting         9.    Sole Dispositive Power              0
  Person With             ------------------------------------------------------
                   10.    Shared Dispositive Power            3,818,000
--------------------------------------------------------------------------------

    11.   Aggregate Amount Beneficially Owned by Each Person reporting Person

          3,818,000
--------------------------------------------------------------------------------

    12.   Check if the Aggregate Amount in Row (11) Excludes Certain shares
--------------------------------------------------------------------------------

    13.   Percent of Class Represented by amount in Row (11)       14.5%
--------------------------------------------------------------------------------

    14.   Type of Reporting Person   HC, CO
--------------------------------------------------------------------------------

  CUSIP No.       584699102
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.      BIOTECH TARGET S.A.

          I.R.S. Identification Nos. of above persons (entities only). NOT APPLICABLE: FOREIGN CORPORATION

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)

          (b)
--------------------------------------------------------------------------------

     3.   SEC Use Only

     4.   Source of Funds       AF
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization      PANAMA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  Number of         7.    Sole Voting  Power                  0
  Shares Bene-            ------------------------------------------------------
  ficially by       8.    Shared Voting Power                 3,818,000
  Owned by Each           ------------------------------------------------------
  Reporting         9.    Sole Dispositive Power              0
  Person With             ------------------------------------------------------
                   10.  Shared Dispositive Power              3,818,000
--------------------------------------------------------------------------------

    11.   Aggregate Amount Beneficially Owned by Each Person reporting Person

          3,818,000
--------------------------------------------------------------------------------

    12.   Check if the Aggregate Amount in Row (11) Excludes Certain shares
--------------------------------------------------------------------------------

    13.   Percent of Class Represented by amount in Row (11)  14.5%
--------------------------------------------------------------------------------

    14.   Type of Reporting Person       CO
--------------------------------------------------------------------------------


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
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Items 5(a), 5(b) and 5(c) are hereby amended to read as follows:

          (a) BB Biotech may be deemed to be the indirect beneficial owner of the 3,818,000 shares of the common stock, par value $.01 per share of MedImmune, Inc. (the "Common Stock") directly beneficially owned by Biotech Target as of May 5, 1998, which represent approximately 14.5% of the outstanding shares of the Common Stock. No shares of the Common Stock are directly beneficially owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of the Common Stock.

          (b) The number of shares of the Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to indirectly beneficially own the shares of the Common Stock which are directly beneficially owned by Biotech Target within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 3,810,500 shares of the Common Stock held directly by Biotech Target.

          (c) Since January 6, 1998, Biotech Target engaged in the following transactions with respect to the Common Stock. Each of these transactions was completed on the NASDAQ stock market.

=====================================================================================================================
            DATE                     TRANSACTION                     AMOUNT                     PRICE PER SHARE
============================ ============================  ============================  ============================
          2/23/98                        Bought                         25,000                        $49.70
          2/24/98                        Bought                         20,000                        $49.81
          2/24/98                        Bought                         10,000                        $49.25
          2/25/98                        Bought                         30,000                        $50.00
          2/26/98                        Bought                         25,000                        $52.00
          2/27/98                        Bought                         50,000                        $52.04
           3/6/98                        Bought                         275,000                       $56.60
          3/12/98                        Bought                         55,000                        $56.50
          3/17/98                        Bought                         20,000                        $56.50
          3/18/98                        Bought                         50,000                        $56.59
          3/19/98                        Bought                         100,000                       $56.56
          3/23/98                        Bought                         25,000                        $54.38
          3/24/98                        Bought                         30,000                        $54.42
          3/25/98                        Bought                         15,000                        $53.83
          3/26/98                        Bought                         25,000                        $53.43
          3/27/98                        Bought                         10,000                        $53.19
          3/31/98                        Bought                         25,000                        $55.06
           4/2/98                        Bought                         50,000                        $54.99
           4/6/98                        Bought                         10,000                        $54.50
---------------------------------------------------------------------------------------------------------------------

=====================================================================================================================
            DATE                     TRANSACTION                     AMOUNT                     PRICE PER SHARE
============================ ============================  ============================  ============================
           4/7/98                        Bought                        15,000                         $53.71
           4/8/98                        Bought                        15,000                         $53.63
           4/9/98                        Bought                         5,000                         $52.75
          4/13/98                        Bought                        22,500                         $52.85
          4/14/98                        Bought                        10,000                         $53.25
          4/24/98                        Bought                        30,000                         $56.50
          4/27/98                        Bought                        30,000                         $55.75
          4/30/98                        Bought                        35,000                         $52.50
           5/1/98                        Bought                        45,000                         $51.39
          5/20/98                        Bought                         7,500                         $49.13
---------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BB BIOTECH AG

  Date:   May 26, 1998                   By:        /s/ Hans-Joerg Graf
                                                    ----------------------------
                                         Name:      Hans-Joerg Graf
                                                    Signatory Authority


  Date:    May 26, 1998                  By:        /s/ Dr. Victor Bischoff
                                                    ----------------------------
                                         Name:      Dr. Victor Bischoff
                                                    Vice Chairman and Director



                                                    BIOTECH TARGET S.A.

  Date:   May 26, 1998                   By:        /s/ Dr. Andreas Bremer
                                                    ----------------------------
                                         Name:      Dr. Andreas Bremer
                                                    Signatory Authority


  Date:   May 26, 1998                   By:        /s/ Dr. Anders Hove
                                                    ----------------------------
                                         Name:      Dr. Anders Hove
                                                    Signatory Authority


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